UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on NEW ZEALAND'S CALLPLUS SELECTS ALVARION/SIEMENS FOR WIMAX NETWORK LAUNCH dated September 6, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        ALVARION LTD.

Date: September 6, 2006                                           By: /s/ Dafna Gruber
                                     Name: Dafna Gruber
                                     Title: CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO        Carmen Deville
+972 3 645 6252           +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

NEW ZEALAND'S CALLPLUS SELECTS ALVARION/SIEMENS FOR WIMAX
NETWORK LAUNCH

BreezeMAXTM Deployment in Northland to Supply Data, Voice and Video Services
---

Tel Aviv, Israel, September 6, 2006--Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that CallPlus, New Zealand's third largest fixed line telecommunications provider, has selected its BreezeMAX 3500 solution to offer WiMAX data, voice and video services to businesses and residents in southeast New Zealand. Focused in the district of Whangarei in the Northland region, Siemens is the local partner for the WiMAX network and is responsible for systems integration and ongoing local support.

“For some time now, we have been evaluating the best technologies and partners to bring broadband services to New Zealand," said Graham Walmsley of CallPlus. “We selected Alvarion's BreezeMAX for this deployment in Whangarei after extensive evaluation of the market's products, and we feel we chose a robust system that is easily adaptable to our operating environment and offers high performance for our non-line-of-sight customers."

"It is exciting to be involved in the early stages of introducing WiMAX to New Zealand," said Phil Josephs of Siemens New Zealand. "We have partnered with Alvarion because we believe they offer the best solution for CallPlus' demanding requirements.”

BreezeMAX is Alvarion’s award-winning WiMAX platform designed from the ground up according to the IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers in a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 180 installations in more than 80 countries around the world.

“CallPlus is an innovative challenger now leveraging the economic and technical advantages of BreezeMAX to compete more effectively in New Zealand’s deregulated telecom environment," said Tzvika Friedman, president and CEO of Alvarion. “The selection of our market-leading BreezeMAX product after such a thorough evaluation further confirms its excellent quality-of-service and coverage performance in non-line-of-sight environments. BreezeMAX is the ideal choice for WiMAX deployments in Asia Pacific and will contribute to our growing presence in the region."

###

About CallPlus

CallPlus is the largest New Zealand owned fixed line Telephone and Internet company, offering a full range of telecommunication services in both the business market and residential markets through its CallPlus and Slingshot brands. It has established a new company, Blue Reach, to build the WiMAX local access network and provide services.

About Siemens in New Zealand

Siemens has operated in New Zealand for over 125 years. With well-established businesses in both Australia and New Zealand, Siemens is a diversified technology based solutions provider specializing in power, communications, transportation, healthcare, buildings and automation. At the end of fiscal 2004 (September 2004), Siemens achieved AUD 2.224 billion in new orders received with 3,251 employees (500 in New Zealand). Siemens in Australia and New Zealand is part of the Siemens global network of innovation, which operates in 190 countries throughout the world.

About Siemens Communications

The Siemens Communications Group is one of the largest players in the global telecommunications industry. The company offers a full-line portfolio of innovative solutions for voice and data communication. Its comprehensive offerings range from devices right through to complex network infrastructures and services for wireless, fixed and enterprise networks. It is the largest Group within the Siemens organization and operates in more than 160 countries around the world. In fiscal 2005 (September 30), its 54,500-strong workforce posted sales of over 13 billion euros.

Siemens Communications and Nokia Networks are in the process of forming a joint venture company. The new company, Nokia Siemens Networks, is expected to start operations by January 1, 2007 subject to customary regulatory approvals, the completion of standard closing conditions, and the agreement of a number of detailed implementation steps.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1.650.314.2653.